FILE NO: 333-
                                                                   CIK # 1123091


                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                            REGISTRATION STATEMENT ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 320

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace Illinois 60181-5555

     D.   Name and complete address of agents for service:

   CHAPMAN AND CUTLER               VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy       Attention:  Sara L. Badler
   111 West Monroe Street           1 Parkview Plaza
   Chicago, Illinois  60603         Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



The information in this prospectus is not complete and may be changed. No one may sell Units of the Portfolios until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                 PRELIMINARY PROSPECTUS DATED DECEMBER 20, 2001
                              SUBJECT TO COMPLETION


                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


SELECT 10 INDUSTRIAL PORTFOLIO 2002-1

SELECT 5 INDUSTRIAL PORTFOLIO 2002-1

SELECT S&PSM INDUSTRIAL PORTFOLIO 2002-1

NASDAQSM SELECT 10 PORTFOLIO 2002-1

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 320 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio uses a refined indexing strategy that seeks to provide above-average total return through an investment in a diversified portfolio of well-known stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                               JANUARY ___ , 2002

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                               JANUARY ___ , 2002

                                                                                               SELECT
                                                              SELECT           SELECT            S&P          NASDAQSM
                                                           INDUSTRIAL 10    INDUSTRIAL 5     INDUSTRIAL       SELECT 10
PUBLIC OFFERING PRICE                                        PORTFOLIO        PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                           ------------     ------------    ------------    ------------
Aggregate value of Securities per Unit (1)                 $       9.900   $       9.900   $       9.900   $       9.900
Maximum sales charge                                               0.295           0.295           0.295           0.295
  Less deferred sales charge                                       0.135           0.135           0.135           0.135
  Less creation and development fee                                0.060           0.060           0.060           0.060
Public offering price per Unit (2)                         $      10.000   $      10.000   $      10.000   $      10.000

PORTFOLIO INFORMATION
Initial number of Units (3)
Aggregate value of Securities (1)                          $               $               $               $
Estimated initial distribution per Unit (4)                $               $               $               $
Estimated annual dividends per Unit (4)                    $               $               $               $
Redemption price per Unit (5)                              $       9.765   $       9.765   $       9.765   $       9.765

GENERAL INFORMATION
Initial Date of Deposit                                                                  January 2, 2002
Mandatory Termination Date                                                               April ___ , 2003
Record Date                                                                              October 10, 2002
Distribution Date                                                                        October 25, 2002

--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE
                                                                      SELECT 10                       SELECT 5
                                                                INDUSTRIAL PORTFOLIO            INDUSTRIAL PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                       %   $                           %   $
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                                   %   $                           %   $
Supervisory, bookkeeping and administrative fees                       %   $       0.400               %   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                              %   $                           %   $
                                                            ============    ============    ============    ============


                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $                               $
Three years                                                                $                               $
Five years                                                                 $                               $
Ten years                                                                  $                               $


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the deferred sales charge and creation and development fee.

(2) The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2002 through December 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




                                    FEE TABLE
                                                                     SELECT S&P                       NASDAQSM
                                                                INDUSTRIAL PORTFOLIO             SELECT 10 PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                       %   $                           %   $
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                                   %   $                           %   $
Supervisory, bookkeeping and administrative fees                       %   $       0.400               %   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                              %   $                           %   $
                                                            ============    ============    ============    ============


                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS

                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $                               $
Three years                                                                $                               $
Five years                                                                 $                               $
Ten years                                                                  $                               $


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the deferred sales charge and creation and development fee.

(2) The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2002 through December 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




SELECT 10 INDUSTRIAL PORTFOLIO

     The Portfolio follows a simple investment strategy: Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for about 15 months. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------       -----------------------------------       ---------------      -----------         -------------


----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".



HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            HYPOTHETICAL TOTAL RETURN

-----------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS          THE DOW 30SM           YEAR                STRATEGY STOCKS      THE DOW 30SM
-----------------------------------------------------------------------------------------------------------------------
  1973                 %                     (13.16)%             1988                    %                    15.95%
  1974                                       (23.21)              1989                                         31.71
  1975                                        44.48               1990                                         (0.58)
  1976                                        22.75               1991                                         23.93
  1977                                       (12.70)              1992                                          7.35
  1978                                         2.69               1993                                         16.74
  1979                                        10.52               1994                                          4.95
  1980                                        21.41               1995                                         36.49
  1981                                        (3.40)              1996                                         28.58
  1982                                        25.79               1997                                         24.78
  1983                                        25.65               1998                                         18.13
  1984                                         1.08               1999                                         27.01
  1985                                        32.78               2000                                         (6.42)
  1986                                        26.92               2001
  1987                                         6.02

See "Notes to Hypothetical Performance Tables".


SELECT 5 INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and then buy the five stocks with the lowest share price and hold them for about 15 months. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------       -----------------------------------       ---------------      -----------         -------------


----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            HYPOTHETICAL TOTAL RETURN

-----------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS          THE DOW 30SM           YEAR                STRATEGY STOCKS      THE DOW 30SM
-----------------------------------------------------------------------------------------------------------------------
  1973                 %                     (13.16)%             1988                    %                   15.95%
  1974                                       (23.21)              1989                                        31.71
  1975                                        44.48               1990                                        (0.58)
  1976                                        22.75               1991                                        23.93
  1977                                       (12.70)              1992                                         7.35
  1978                                         2.69               1993                                        16.74
  1979                                        10.52               1994                                         4.95
  1980                                        21.41               1995                                        36.49
  1981                                        (3.40)              1996                                        28.58
  1982                                        25.79               1997                                        24.78
  1983                                        25.65               1998                                        18.13
  1984                                         1.08               1999                                        27.01
  1985                                        32.78               2000                                        (6.42)
  1986                                        26.92               2001
  1987                                         6.02

See "Notes to Hypothetical Performance Tables".


  SELECT S&P INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy: Beginning with the Standard & Poor's Industrial Index, select only those stocks ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock and then remove all stocks in the Dow Jones Industrial Average. Rank the remaining stocks by market capitalization and select the top 75%. Buy the fifteen highest dividend-yielding stocks and hold them for about 15 months. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   Standard & Poor's determines its stock ratings primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks that Standard& Poor's considers to be the most speculative. These rankings are not intended to predict price movements. The market capitalization screen seeks to avoid smaller, less liquid issues.

     The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------       -----------------------------------       ---------------      -----------         -------------


----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".



HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index (S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-------------------------------------------------------------------------------------------------------------------
                     STRATEGY                 S&P 500                                     STRATEGY              S&P 500
  YEAR                STOCKS                   INDEX                YEAR                   STOCKS                INDEX
-----------------------------------------------------------------------------------------------------------------------
  1981                 %                       %                    1992                    %                    %
  1982                                                              1993
  1983                                                              1994
  1984                                                              1995
  1985                                                              1996
  1986                                                              1997
  1987                                                              1998
  1988                                                              1999
  1989                                                              2000
  1990                                                              2001
  1991

See "Notes to Hypothetical Performance Tables".


NASDAQSM SELECT 10 PORTFOLIO

   The Portfolio follows a simple investment strategy: Begin with all of the stocks in the Nasdaq-100 Index. Select the top twenty companies in the index as measured by market capitalization. Rank those companies by annual sales for the previous twelve months as most recently reported by each company. Buy the stocks of the ten companies with the highest dollar amount of annual sales and hold them for about 15 months. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Nasdaq-100 Index represents 100 of the largest non-financial domestic and international companies traded on the Nasdaq Stock Market, Inc. based on market capitalization.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------       -----------------------------------       ---------------      -----------         -------------


----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".



HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Nasdaq-100 Index and the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-------------------------------------------------------------------------------------------------------------------
                               STRATEGY                          NASDAQ-100                            S&P 500
  YEAR                          STOCKS                              INDEX                               INDEX
-----------------------------------------------------------------------------------------------------------------------
  1989                          28.38%                             26.17%                              31.21%
  1990                          (6.07)                             (10.41)                             (3.13)
  1991                           56.90                              64.99                               30.00
  1992                           17.66                              8.87                                7.43
  1993                           5.56                               11.74                               9.92
  1994                          (4.40)                              1.79                                1.28
  1995                           38.59                              43.05                               37.11
  1996                           28.28                              42.77                               22.68
  1997                           46.15                              20.77                               33.10
  1998                          119.72                              85.47                               28.58
  1999                           98.37                             102.09                               20.89
  2000                          (39.34)                            (36.84)                             (9.10)
  2001

See "Notes to Hypothetical Performance Tables".

NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   The stocks for each strategy for each period were identified by applying the applicable Portfolio strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period and reducing this amount by typical Portfolio expenses and sales charges. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Barron's, Bloomberg L.P., Dow Jones Corporation, Morgan Stanley Capital International, Ibbotson Associates, Datastream International, Inc., Factset and Extell Financial LTD. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on December ___ , 2001 and have a settlement date of January ___ , 2002 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                            PROFIT
                                       COST TO             (LOSS) TO
                                       SPONSOR              SPONSOR
                                   --------------        -------------
Select 10 Industrial Portfolio     $                    $
Select 5 Industrial Portfolio      $                    $
Select S&P Industrial Portfolio    $                    $
NasdaqSM Select 10 Portfolio       $                    $

          "+" indicates that the stock is issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.

     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Portfolio.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 320:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 320 as of January ___ , 2002. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 320 as of January ___ , 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   January ___ , 2002




                             STATEMENTS OF CONDITION
                            AS OF JANUARY ___ , 2002

                                                          SELECT 10         SELECT 5        SELECT S&P        NASDAQSM
                                                         INDUSTRIAL        INDUSTRIAL       INDUSTRIAL        SELECT 10
INVESTMENT IN SECURITIES                                 PORTFOLIO          PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $                 $                $                $
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $                 $                $                $
     Deferred sales charge liability (3)
     Creation and development fee liability (4)
Interest of Unitholders--
     Cost to investors (5)
     Less: Gross underwriting commission
         and organization costs (2)(4)(5) (6)
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============

--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)  Assumes the maximum sales charge.






THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is to provide an above average total return by investing in a portfolio of actively traded equity securities selected using the Portfolio's investment strategy. We describe the investment strategy for each Portfolio in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.

   The publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. With the exception of the Morgan Stanley Indices, the publishers of these indexes are not affiliated with the Sponsor.

   Each Portfolio is selected by implementing its strategy as of the close of business two business days prior to the Initial Date of Deposit (the "Selection Time"). In the case of securities traded on a United States securities exchange, the dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value at the Selection Time. In the case of securities traded on a foreign securities exchange, the dividend yield is computed by adding the most recent interim and final dividends declared and dividing the result by the market value at the Selection Time.

   The Portfolios seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices or low price to book ratios (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Investors should note that the above criteria were applied to the Securities for inclusion in the Portfolios as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index or meet the above criteria. Should a Security no longer be included in these indexes or meet the selection criteria, the Security will not as a result thereof be removed from its Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   STRATEGY CORRELATION. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   TECHNOLOGY ISSUERS. The NasdaqSM Select 10 Portfolio invests significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Your Portfolio may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   HEALTH CARE ISSUERS. Your Portfolio may invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   TELECOMMUNICATIONS ISSUERS. Your Portfolio may invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the following section discussing technology companies because these companies may involve similar risks.

   LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies, Inc. and Microsoft Corporation, or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Trust.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
-----------------------------               -------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., First Union Securities, Inc., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc. and UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the regular concession or agency commission will amount to 1.20% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                            ------
         Transactional sales charge            0.00%
                                            ======
   Creation and development fee                0.60%
                                            ------
         Total                                 0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   IN-KIND EXCHANGES. You may be able to benefit from certain tax advantages by purchasing Units of a Portfolio through an exchange of securities and cash for Units of a Portfolio rather than purchasing Units in a full cash transaction. In addition, you may be able to benefit from these tax advantages by purchasing units of a subsequent Van Kampen trust using redemption proceeds from one of the current Portfolios. Please contact your financial professional to determine whether you are eligible to purchase Units in this manner.

   Current Van Kampen Focus Portfolios Investors. If you are a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of a Portfolio pursuant to the "exchange option" described in the preceding section by electing an in-kind distribution of portfolio securities from your existing Van Kampen trust and electing an in-kind deposit of Securities and, if necessary, cash with the Trustee of a current Portfolio as described in this paragraph. You or your financial professional must elect to have The Bank of New York act as agent (the "Distribution Agent") on your behalf in connection with the purchase of Units of a current Portfolio. In addition, you must elect to receive an in-kind redemption of portfolio securities (and any cash representing fractional shares of securities) from your existing Van Kampen trust. This redemption and purchase must occur no more than 30 days prior to the scheduled termination of the existing Van Kampen trust.

   The Distribution Agent will receive the portfolio securities on your behalf in connection with the in-kind redemption distribution from your existing trust pursuant to your instruction. It is anticipated that some or all of these securities received from your existing Van Kampen trust will also be included in a current Portfolio (the "Duplicate Securities"). The Distribution Agent will sell the securities that are not Duplicate Securities on your behalf and will use the cash proceeds of each sale to purchase the additional Securities necessary to constitute the required number of Units of a current Portfolio. The proceeds of such sales will be reduced and the cost of such purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase Securities for the number of Units you request, you will pay that cash to the Distribution Agent. The Distribution Agent will assemble and deposit the package of securities needed to create and purchase the required number of Units of a Portfolio on your behalf. This will be accomplished through an in-kind deposit of the Duplicate Securities and additional Securities (acquired as described above) into the applicable Portfolio in exchange for Units of the Portfolio. You will receive any excess cash not used to purchase Units of a Portfolio. If you acquire Units of a Portfolio offered in this prospectus pursuant to an in-kind deposit from a Van Kampen-sponsored unit investment trust, you will be eligible for a reduced sales charge. See "Public Offering--General".

   The Sponsor also currently intends to offer this in-kind redemption and in-kind deposit option in connection with redemptions of Units of the Portfolios and purchases of units in subsequent Van Kampen unit trusts. Any in-kind redemption of Units of a Portfolio and in-kind deposit into a subsequent trust must occur no earlier than 30 days before the Mandatory Termination Date for the Portfolio set forth under "Summary of Essential Financial Information." The Sponsor reserves the right to discontinue this option at any time.

   Other Investors. If you are not a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of a Portfolio by electing an in-kind deposit of Securities with the Distribution Agent. These investors must previously own and transfer shares of all Securities necessary to create the required number of Units of a Portfolio to the Distribution Agent to be used in an in-kind deposit and purchase of Units as described above. If you acquire Units of a Portfolio offered in this prospectus pursuant to the in-kind deposit described above and you are purchasing Units of the Portfolio with redemption or termination proceeds received from an unaffiliated unit investment trust, you may be eligible for a reduced sales charge. See "Public Offering--General".

   SPECIAL REDEMPTION AND ROLLOVER. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series either through a cash rollover as described in this section or through an in-kind exchange described in the preceding section, (2) receive an in-kind distribution of Securities or (3) receive a cash distribution.

   If you elect to participate in the Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   Pursuant to an exemptive order, each terminating Portfolio is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Portfolio terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of a Portfolio if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. If you do not elect to acquire units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio (described below), by electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   CASH DISTRIBUTIONS. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be invested into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical securities or other assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND EXCHANGES. As discussed in "Rights of Unitholders--In-Kind Exchanges," you may be able to elect to purchase units of a subsequent Van Kampen trust using Securities that you receive from a current Portfolio in an in-kind distribution. If you make such an election, the trust which you will exchange into will be referred to as the "New Portfolio." The portfolio of securities to be held by the New Portfolio is expected to differ somewhat from the portfolio held by your current Portfolio. Thus, the Distribution Agent will have to adjust your pool of Securities to accomplish the exchange. Securities that are held in your Portfolio at the time of the exchange and that will also be held in the New Portfolio are referred to herein as the "Duplicate Securities." Securities that will be held in the New Portfolio but are not held in your Portfolio at the time of the exchange will be referred to herein as the "New Securities." The following discussion assumes that the New Portfolio will not be taxed as a corporation and that each unit owner will be treated as the owner of a pro rata portion of the assets held by the New Portfolio.

   If you elect an in-kind exchange, your pro rata portion of the Securities held by your Portfolio will be transferred to the Distribution Agent, as your agent, on the date of the exchange. To the extent any Securities held by your Portfolio will not be a part of the portfolio of the New Portfolio, the Distribution Agent will sell such Securities and use the proceeds to purchase, on your behalf, the requisite amount of New Securities. You will have a basis in the New Securities equal to the price paid for such New Securities by the Distribution Agent. The Distribution Agent will then contribute your pro rata portion of Duplicate Securities and the New Securities to the New Portfolio in exchange for units of the New Portfolio.

   For federal income tax purposes, you will not recognize gain or loss on the distribution of your pro rata portion of Duplicate Securities from your Portfolio. Further, you will not recognize gain or loss on the deposit of your pro rata portion of Duplicate Securities to the New Portfolio. You will have the same basis in your portion of Duplicate Securities that you had in such Duplicate Securities prior to the exchange and the holding period of the Duplicate Securities will include the period that you held the Duplicate Securities in your Portfolio prior to the exchange. You will, however, realize gain or loss for federal income tax purposes with respect to your pro rata portion of Securities that are not Duplicate Securities and thus are sold by the Distribution Agent. The amount of gain or loss realized will be equal to the difference between the amount of cash you are considered to have received with respect to such portion of Securities and your tax basis in such Securities. You will generally be required to recognize such gains for federal income tax purposes. However, you will generally not be entitled to a deduction for any losses realized to the extent that you are considered the owner of substantially identical securities under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Select S&P Industrial Portfolio will pay a license fee to Standard & Poor's, a division of The McGraw-Hill Companies, Inc. for use of certain trademarks and other property. The NasdaqSM Select 10 Portfolio will pay a license fee to the Nasdaq Stock Market, Inc. for use of certain service marks and to Prudential Securities, Inc. for use of its proprietary investment strategy used to select the Portfolio. The NasdaqSM Select 10 Portfolio selection process is proprietary and is the subject of a United States patent under license to Van Kampen Funds Inc. and the Portfolio.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Select 10 Industrial Portfolio..............     5
   Select 5 Industrial Portfolio...............     7
   Select S&P Industrial Portfolio.............     9
   NasdaqSM Select 10 Portfolio................    11
   Notes to Hypothetical Performance Tables....    13
   Notes to Portfolios.........................    13
   The Securities..............................    14
   Report of Independent Certified
      Public Accountants.......................    15
   Statements of Condition ....................    16
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-8
   Wrap Fee and Advisory Accounts..............   A-8
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-13
   Taxation....................................  A-15
   Portfolio Operating Expenses................  A-18
   Other Matters...............................  A-19
   Additional Information......................  A-19
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO320
                                                                          #36652
                                                                          #36655
                                                                          #36658

                                   PROSPECTUS
--------------------------------------------------------------------------------
                               JANUARY ___ , 2002




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                      SELECT 10 INDUSTRIAL PORTFOLIO 2002-1
                      SELECT 5 INDUSTRIAL PORTFOLIO 2002-1
                     SELECT S&P INDUSTRIAL PORTFOLIO 2002-1
                       NASDAQSM SELECT 10 PORTFOLIO 2002-1



                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





               Please retain this prospectus for future reference





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 320

--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                          PAGE

                           Risk Factors                      2
                           The Portfolio Strategies          6
                           The Indexes                       6
                           Sponsor Information               9
                           Trustee Information               9
                           Portfolio Termination            10

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   TECHNOLOGY ISSUERS. Certain Portfolios invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   LITIGATION. Philip Morris Companies, Inc. common stock may represent a signigicant portfion of the value of the Dow Strategic 10 and Dow Strategic 5 Portfolios. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities (the most recent suit was filed by the Justice Department on September 22, 1999) seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

   On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. As part of the Agreement, Philip Morris and the three other major domestic tobacco manufacturers have agreed to participate in the establishment of a $5.15 billion trust fund. The trust is to be funded over 12 years beginning in 1999. PM Inc. has agreed to pay $300 million into the trust in 1999. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

   Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

   No one can predict the outcome of the litigation pending against this company or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. No one can predict the impact that these and other possible developments will have on the price of this stock or any Portfolio.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIO STRATEGIES

   The companies represented in the Portfolios are some of the most well-known and highly capitalized companies in the world. The Portfolios seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Portfolio's potential for higher returns. There is, of course, no assurance that a Portfolio (which includes expenses and sales charges) will achieve its objective.

   The Portfolios seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Portfolio's potential for higher returns. There is, of course, no assurance that a Portfolio (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Portfolios are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year.

     Investors should note that the Securities selection criteria were applied to the Securities for inclusion in the Portfolios as of two business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index or meet the selection criteria. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

THE INDEXES

     THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The following is the list as it currently appears:

      Alcoa, Inc.
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International, Inc.
      Intel Corporation
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan Chase & Co.
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Philip Morris Companies, Inc.
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company

   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 5SM", "The Dow 10SM", "The Dow 30SM", "The DowSM", and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the avisability of investing in any Portfolio.

     THE NASDAQ-100 INDEX. The Nasdaq-100 Index is composed of 100 of the largest non-financial Nasdaq National Market common stocks. Nasdaq is also one of the first fully electronic stock markets in the world. This modem-day securities market began operations in 1971 and today lists more companies than any other market in the U.S. The Nasdaq Stock Market, Inc. has established procedures for, and controls over, substitutions of securities and may periodically, at its discretion, make changes in component stocks so that the Index will more accurately reflect the overall composition of the non-financial sector of The Nasdaq Stock Market. Eligibility criteria for the Nasdaq-100 Index includes a minimum average daily trading volume of 100,000 shares. Generally, companies also must have seasoned on Nasdaq or another major exchange, which means they have been listed for a minimum of two years. If a security would otherwise qualify to be in the top 25% of the issuers included in the Index by market capitalization, then a one-year seasoning criteria would apply. If the security is a foreign security, the company must have a world wide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day. In addition, foreign securities must be eligible for listed-options trading.

     The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the NasdaqSM Strategic 10 Portfolio (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Portfolio and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Portfolio. As consideration for the grant of the license, the Portfolio will pay to The Nasdaq Stock Market, Inc., an annual fee.

     Neither the Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

     The Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Portfolio or Units of the Portfolio. The Corporations make no representation or warranty, express or implied to the owners of Units of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in Units of the Portfolio particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Portfolio is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Portfolio or Unitholders of the Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Portfolio to be issued or in the determination or calculation of the equation by which the Units of the Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Portfolio, marketing or trading of Units of the Portfolio.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ-100 PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   S&P INDEX. The Sponsor, on behalf of the Select S&P Industrial Portfolio, has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the Portfolio is granted licenses to use the trademark and tradename "S&P Industrial Index" and other trademarks and tradenames, to the extent the sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Portfolio's portfolio.

   Neither the Portfolio nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P Industrial Index, except as specifically described herein or as may be specified in the Trust Agreement.

   The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly or the ability of the S&P Industrial Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P Industrial Index which is determined, composed and calculated by S&P without regard to the Licensee or the Portfolio. S&P has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the S&P Industrial Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Portfolio or the timing of the issuance or sale of the Portfolio or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

   S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDUSTRIAL INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE PORTFOLIO, ANY PERSON OR ANY ENTITY FROM THE USE OF THE S&P INDUSTRIAL INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE S&P INDUSTRIAL INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. "STANDARD & POOR'S(R)", "S&P(R)", "S&P INDUSTRIAL INDEX" AND "STANDARD & POOR'S LARGECAP INDUSTRIAL" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY THE PORTFOLIO AND THE SPONSOR. THE PORTFOLIO IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE PORTFOLIO.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $76 billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2 Consent of independent certified public accountants (to be filed by amendment).





                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 320 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of December, 2001.

                                         Van Kampen Focus Portfolios, Series 320
                                                        By Van Kampen Funds Inc.

                                                      By /s/ Christine K. Putong
                                                        ------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on December 20, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                         /s/ Christine K. Putong
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.